RMS

18007876

Securities and Exchange

JUN 03 2018

RECEIVED

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AccessAlpha Worldwide, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W Lake St., Suite 1700

(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert LeClercq, CEO & CFO (312)961-4688

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC

(Name – *if individual, state last, first, middle name*)

333 WEST WACKER DR. 6TH FLOOR	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GIX

OATH OR AFFIRMATION

I, Robert LeClerq, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AccessAlpha Worldwide, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARIANA M PEREZ
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 14, 2020

Signature

CEO & CFO

Title

Ariana M. Perez

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2017

ASSETS

ASSETS		
Cash and cash equivalents	$	15,117
Accounts receivable, less allowance for doubtful accounts of $26,390		270,832
Prepaid expenses		16,636
Security deposits		12,160
TOTAL ASSETS	$	314,745

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses	$	4,627
TOTAL LIABILITIES		4,627
MEMBERS' EQUITY		310,118
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	314,745

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 – ORGANIZATION and NATURE OF BUSINESS

AccessAlpha Worldwide LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and with the Financial Industry Regulatory Authority (FINRA). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from three major sources: Introductory Fees – compensation earned in exchange for making qualified introduction to prospective institutional investors; Project Fees – compensation earned pursuant to market research or development of marketing materials or presentation messages; and Commission Income.

The Company does not hold any securities or funds of its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains a checking account with a banking institution. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2017.

Securities

As a non-carrying, non-clearing dealer, the Company does not receive; hold customer funds or safe keep customer securities.

Revenue Recognition and Receivables

The Company records revenue when earned by the Company pursuant to the terms of agreements entered into with its customers. Some earned revenue such as Introductory Fees may be subject to certain uncontrolled future events and the Company maintains a reserve to reflect for the uncertainty.

Accounts receivable are uncollateralized obligations due under normal terms granted by the Company. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews past due accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any that will not be collected. Additionally, management assesses the remaining balance of accounts receivable based on experience and an assessment of future economic conditions to determine its best estimate of the portion that will not be collected.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Basis of Accounting and Income Taxes

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America; while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's members pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law, and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 to reporting periods beginning after December 15, 2018. Early adoption is permitted for reporting periods beginning after December 15, 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. Management is currently evaluating this standard, including which transition approach to use.

In March 2016, FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09. Management is currently evaluating this standard.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. The Company has evaluated subsequent events through REPORT DATE, which is the date the financial statements were available for issue.

NOTE 3 – CONCENTRATION OF RISK

Concentration of Business Risk – due to the size of the Company, AccessAlpha Worldwide LLC concentrates its business to a small number of customers. The terms and length of rendered service and relationship largely depends on the operational projects of the customer. During 2017, 100% of the Company's revenue was derived from three customers.

Concentration of Credit Risk – Due to the nature of the Company's business, and because the Company does not hold funds of customers or clear investment transactions of its customers, the Company believes it does not have any credit risk.

NOTE 4 – FAIR VALUE DISCLOSURE

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs – quoted prices in active markets for identical assets or liabilities at the reporting date.
Level 2 – Inputs – other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.
Level 3 Inputs – unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimations.

At December 31, 2017, the Company's had no assets or liabilities that were measured at fair value using the fair value hierarchy. Substantially all of the Company's assets and liabilities, with the exception of furniture, equipment and leasehold improvements are considered financial instruments and are either at fair value, or at carrying amounts that approximate fair value because of the short maturity of the investments.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum $5,000 net capital (as defined) or 6 2/3 percent of "aggregate indebtedness" whichever is greater and requires that the ratio of aggregated indebtedness to net capital not to exceed 15 to 1 as these terms are defined. At December 31, 2017, the Company had net capital of $10,490 of which $5,490 was in excess of its required net capital. At December 31, 2017, the Company's aggregate indebtedness to net capital ratio was 0 to 1.

The minimum capital requirements may effectively restrict the withdrawal of members' equity.

NOTE 6 – MEMBERS' EQUITY

The Company operates under a restated and amended operating agreement effective December 31, 2016. Under the restated agreement, the Company has created two unit classes, Class A units and Class B units. Class A units represent a membership interest in the Company, including any and all benefits to which a Member may be entitled to under the agreement and the obligations of a Member under the agreement. Class B units include a 100% interest in revenues as defined in the agreement. Class B units will be paid 100% of the revenues after any outstanding liabilities incurred or resulting from activities prior to the effective date of the amended and restated operating agreement.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

On July 30, 2013, the Company entered into a license agreement with The United Center commencing September 1, 2013 and ending August 31, 2018. The base license fee is $ 17,250 per year. In 2017, the Company decided not to renew the license agreement. Accordingly, a security deposit of $5,460 will be refunded in May 2018.

Vehicle Lease –

On January 27, 2012, the Company entered into a lease agreement for 54 months commencing on February 1, 2012 and ending on July 31, 2016. The agreement called for monthly base payments of $1,278 in addition to applicable sales tax. During 2016, the company renegotiated the lease for an additional 27 months. The monthly lease payments are $684. At the end of the lease, the Company is required to return the vehicle to the lessor; the lease does not provide for a purchase option. The lease is treated as an operating lease and payments are expensed as paid.

Approximate future annual minimum auto lease payments are as follows:

2018	$6,840

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 8 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.